AB

Uf 3-18-02

02019572

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SEC FILE NUMBER
8- 34337

STATES
CHANGE COMMISSION
, D.C. 20549

RECEIVED MAR 1 1 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2001 (MM/DD/YY) AND ENDING Dec. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wellington Securities, Inc.

OFFICIAL USE ONLY
16659
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Liberty Street

(No. and Street)

San Franciso, CA 94110

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Scarcello (415) 401-6640

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP

(Name — *if individual, state last, first, middle name*)

1855 Olympic Blvd, Ste. 225 Walnut Creek, CA 94596-5091

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Scarrcello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Secuities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VICTOR ANDRES IBARRA
COMM. #1211130
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Feb. 19, 2003

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation. 2001 Wavied by SIPC
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Charles J. Scarcello*** certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this ______________________________ day of ____________________, 2002

at San Francisco, California

____

Charles J. Scarcello
Wellington Securities, Inc.

TABLE OF CONTENTS

ARMANINO McKENNA LLP

Certified Public Accountants & Consultants
1855 Olympic Boulevard, Suite 225
Walnut Creek, CA 94596-5091
ph 925.939.8500
fx 925.939.2820

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wellington Securities, Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Wellington Securities, Inc. as of December 31, 2001 and 2000 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2001 information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armanino McKenna LLP
ARMANINO McKENNA LLP

February 15, 2002

WELLINGTON SECURITIES, INC.
Statements of Financial Condition
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash in bank	$ 65,588	$ 64,627
Deposits with clearing broker	25,794	24,885
Total cash	91,382	89,512
Commissions receivable	35,801	25,694
Deferred income tax benefits	149	289
Investment in The NASDAQ Stock Market, Inc. stock, not readily marketable	18,900	18,900
	$146,232	$134,395

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities		
Accounts payable and accrued expenses	$ 38,029	$ 16,419
Commissions payable	16,077	26,371
Income taxes payable through parent company	784	1,494
Total current liabilities	54,890	44,284
Subordinated borrowings to claims of general creditors		
Subordinated note, 7% due July 31, 2003	10,000	10,000
Stockholder's equity		
Common stock, no par value, authorized 10,000 shares; 100 shares issued and outstanding	10,000	10,000
Retained earnings	71,342	70,111
Total stockholder's equity	81,342	80,111
	$146,232	$134,395

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Income
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions earned	$1,214,383	$ 1,193,690
Interest and other income	3,536	5,187
	1,217,919	1,198,877
Expenses		
Compensation and related payroll taxes	120,505	118,606
Commissions	1,026,792	981,898
Rent	-	1,894
Telephone	4,890	5,821
Insurance	19,394	15,437
Supplies	9,863	30,142
Postage	1,264	1,276
Licenses and fees	8,286	2,961
Dues and subscriptions	3,235	5,201
Travel and promotion	16,039	13,246
Professional services	3,200	2,807
Interest	696	696
Other	-	2,957
	1,214,164	1,182,942
Income before taxes	3,755	15,935
Provision for income taxes	2,524	4,909
Net income	$ 1,231	$ 11,026

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Retained Earnings	Total
Balance, December 31, 1999	$10,000	$59,085	$69,085
Net income	-	11,026	11,026
Balance, December 31, 2000	10,000	70,111	80,111
Net income	-	1,231	1,231
Balance, December 31, 2001	$10,000	$71,342	$81,342

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended December 31, 2001 and 2000

Subordinated borrowing at December 31, 1999	$10,000
Changes	-
Subordinated borrowing at December 31, 2000	10,000
Changes	-
Subordinated borrowing at December 31, 2001	$10,000

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 1,231	$11,026
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Deferred income taxes	140	(135)
Commissions receivable	(10,107)	43,916
Rent deposits	-	1,107
Accounts payable and accrued expenses	21,610	6,269
Commissions payable	(10,294)	(54,029)
Income taxes payable through parent company	(710)	(365)
Net cash provided by operating activities	1,870	7,789
Cash flows from investing activities		
Acquisition of The NASDAQ Stock Market, Inc. stock	-	(18,900)
Net increase (decrease) in cash	1,870	(11,111)
Cash at beginning of year	89,512	100,623
Cash at end of year	$91,382	$89,512
Supplemental cash flow disclosures		
Income taxes paid	$ 3,094	$ 5,274
Interest paid	$ 696	$ 696

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Wellington Securities, Inc. (the "Company") was incorporated June 25, 1985 and began business in September 1985. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers ("NASD"). It transacts trades in equity securities through other brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. The Company is a wholly owned subsidiary of San Francisco Rail, Inc.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at two separate banks each with FDIC insurance of up to $100,000. At December 31, 2001 cash balances did not exceed the FDIC limit. An additional deposit was maintained with a clearing broker which is insured by SIPC.

Investments

In 2000, the Company purchased an investment in an equity security. This security is considered available for sale and is recorded at its estimated fair value, which approximates cost.

Income taxes

The Company files consolidated income tax returns with its parent. Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .78 to 1 and .63 to 1 at December 31, 2001 and 2000, respectively. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2001 and 2000, the Company had net capital as defined of $70,543 and $70,800 respectively, which exceeded the minimum requirement of $50,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully-disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing brokers, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Liabilities Subordinated to Claims of General Creditors

Borrowing under an agreement approved by the National Association of Securities Dealers, Inc. as subordinated to claims of general creditors and allowable capital for "net capital" purposes under the Securities and Exchange Commission's uniform net capital rule was as follows as of December 31, 2001 and 2000:

Subordinated note - 7%, due July 31, 2003	$10,000

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. Income Taxes

The Company files consolidated income tax returns with its parent. Income tax expenses are recognized on a separate company basis and remitted to the parent company. The following is the computation of income tax expense. The deferred tax benefit recognized is due to timing differences in the deduction of California Franchise tax:

WELLINGTON SECURITIES, INC.
Notes to Financial Statements
December 31, 2001 and 2000

5. Income Taxes (continued)

2001	California	Federal	Expense
Income before income taxes	$ 3,755	$ 3,755	
Adjustment for 50% of entertainment expense and certain dues	7,455	7,455	
	11,210	11,210	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 991	1,928	$ 991
Federal base		$ 9,282	
Federal tax at 15%		$ 1,393	
Deferred income taxes		140	
Federal income tax expense		$ 1,533	1,533
Total income tax expense			$2,524

2000	California	Federal	Expense
Income before taxes	$15,935	$15,935	
Adjustment for club dues and 50% of entertainment expense	5,870	5,870	
	$21,805	21,805	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 1,928	1,028	$1,928
Federal base		$20,777	
Federal tax at 15%		$ 3,116	
Deferred income taxes		(135)	
Federal income tax expense		$ 2,981	2,981
Total income tax expense			$4,909

SUPPLEMENTARY INFORMATION

WELLINGTON SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Stockholder's equity	$ 81,342
Plus liabilities subordinated to claims of general creditors	10,000
	91,342
Less non-allowable assets	
Investment in The NASDAQ Stock Market, Inc. stock, not readily marketable	18,900
Deferred income tax benefit	149
Commissions receivable, aged	1,750
	20,799
Net capital	70,543
Greater of 6-2/3% of aggregate indebtedness of $54,890 or $50,000	50,000
Net capital in excess of requirement	$ 20,543
Ratio of aggregate indebtedness ($54,890) to net capital ($70,543)	.78 to 1

The differences between the net capital and aggregate indebtedness submitted by the Company to the audited amounts are as follows:

	Aggregate Indebtedness (AI)	Net Capital (NC)	Ratio AI/NC
Per submitted computation	$ 81,097	$ 69,725	116%
Cash/account payable adjustment	(26,067)	-	
Change in income tax liability	784	(784)	
Reclassification accounts payable	(924)	-	
Reduction in prepaid income tax	-	1,600	
Rounding	-	2	
Per audited statements	$ 54,890	$ 70,543	78%

ARMANINO MCKENNA LLP

Certified Public Accountants & Consultants
1855 Olympic Boulevard, Suite 225
Walnut Creek, CA 94596-5091
ph 925.939.8500
fx 925.939.2820

INDEPENDENT AUDITORS' REPORT PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Wellington Securities, Inc.
San Francisco, California

In planning and performing our audits of the financial statements of Wellington Securities, Inc. (the "Company"), for the years ended December 31, 2001 and 2000 and the supplemental schedule as of December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino McKenna LLP

ARMANINO McKENNA LLP

February 15, 2002

WELLINGTON SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000